SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ELETROBRÁS - Centrais Elétricas Brasileiras S.A.

Summary of Shareholders’ Meeting

We hereby inform that the Shareholders of Eletrobrás, assembled, at an Ordinary General Meeting, on April 30th, 2009, decided on the following issues:

1 – Approval of the Administration Report and Financial Statements for the year ended December 31st, 2008;

2 – Approval of the Capital Budget in the amount of R$ 5,752.6 million for the 2009 financial year;

3 - Approval of the proposal of the Board of Directors concerning the destination of net income for the 2008 financial year and the distribution of shareholders remuneration, as Interest on own capital, in the amount of R$ 1,715.2 million, corresponding to the following amounts per share: R$ 1.48488373396 for common shares, R$ 2.17404437469 for class “A” preferred shares and R$ 1.63053328065 for class “B” preferred shares. Pursuant to Eletrobrás’s by-laws, the credits above will be adjusted with reference to variation of the SELIC rate until the payment date.

This remuneration, which was previously disclosed in an “Announcement to Shareholders” on March 30, 2009, will be paid to those shareholders of record on May 4th, 2009 and Eletrobrás shares will be traded ex-interest as of May 5th, 2009, as follows:

R$ per share

TYPE OF SHARES	Value on December 31, 2007	Value on May 4, 2009

COMMON	1.48488373396	1,54227975422

PREFERRED “A”	2.17404437469	2,25807889680

PREFERRED “B”	1.63053328065	1,69650772972

4 - Election of the following members of the Board of Directors:

Márcio Pereira Zimmermann – Chairman
José Antonio Muniz Lopes
José Antonio Corrêa Coimbra
Victor Branco de Holanda
Wagner Bittencourt de Oliveira
Miriam Aparecida Belchior
Carlos Alberto Leite Barbosa
Luiz Soares Dulci
Arlindo Magno de Oliveira

5 - Election of the following members of the Fiscal Council:

Members	Substitutes

Representatives of the Ministry of Minas and Energy

Édison Freitas de Oliveira	Jairez Elói de Souza Paulista

Danilo de Jesus Vieira	Ricardo de Paula Monteiro

Representatives of the National Treasury

Hailton Madureira de Almeida	Luciana de Almeida Toldo

Representatives of the Minority Shareholders

Ana Lucia de Paiva Lorena Freitas	Rodrigo Magela Pereira

6 - Approval of the total remuneration to be paid to the Executive Directors of Centrais Elétricas Brasileiras SA - Eletrobrás in the amount of R$ 4,039,000.00 (four million, thirty-nine thousand reais) for the period between April 2009 and March 2010, including monthly wages, Christmas bonus (13th salary), vacation and meal bonus, participation in profits of the Company, group life and funeral insurance, medical insurance, pension fund, payment of transportion and residence expenses as applicable, pursuant to Decree 3.255, dated November 19th, 1999. The transfer to wages of any benefits given to Eletrobrás employees on signing 2009 Collective Labor Agreement is strictly forbidden.

Approval of the remuneration of the members of the Board of Directors and Fiscal Council at 10% of the monthly average remuneration of the members of the Executive Directors of the Company, not including the value of the participation in profits of the Company, as well as the benefits regarding salary, vacation and meal bonus, life and funeral insurance, medical insurance, pension fund and payment of residence expenses, as well as approval of payment of transportation and residence expenses of members of the Board of Directors, as applicable.

7 - Publishing the Company’s Financial Statements for the 2009 financial year in the following newspapers:

Correio Brasiliense
O Globo
Valor Econômico
Diário Oficial da União

Brasília, April 30th, 2009

Astrogildo Fraguglia Quental
Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.